June 14, 2010

Mr. Michael Clampitt
Senior Attorney
United States
Security and Exchange Commission
Washington, DC 20549

Re:	Access National Corporation
Form 10-K for the fiscal year ended December 31, 2009
Schedule 14A, filed April 15, 2009
File No. 000-49929

Dear Mr. Clampitt,

On behalf of Access National Corporation (we, Access, or the Corporation), I am transmitting herewith for filing our responses to the comments raised by the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) in the comment letter dated April 30, 2010 (the Comment Letter), addressed to me, relating to the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 29, 2010 (the 2009 Form 10-K), and the Corporation’s Proxy Statement on Schedule 14A, filed on April 15, 2010 (the 2010 Proxy Statement).

For your convenience, each comment is reprinted in italics as issued in the Comment Letter, bears the same number as assigned in the Comment letter and is followed by our corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 2

1.
Please provide to us and undertake to include in your future filings, to clarify, in the first paragraph and elsewhere, the principal products produced and services rendered by you, as required by Item 101(c)(1)(i). Please revise as follows:

We acknowledge the Staff’s comment and we will include in future filings disclosure substantially similar to the text below:

voice 703-871-2100   •    fax 703-766-3385
1800 Robert Fulton Drive • Suite 300 • Reston, Virginia 20191

The principal products and services offered by our operating businesses are listed below:

BUSINESS BANKING SERVICES – Lending	BUSINESS BANKING SERVICES – Cash Management	PERSONAL BANKING SERVICES

Accounts Receivable Lines of Credit
Accounts Receivable Collection
Accounts
Growth Capital Term Loans
Business Acquisition Financing
Partner Buyout Funding
Debt Re-financing
Franchise Financing
Equipment Financing
Commercial Mortgages
Commercial Construction Loans
SBA Preferred Lender Loans

Online Banking
Checking Accounts
Money Market Accounts
Sweep Accounts
Zero Balance Accounts
Overnight Investments
Certificates of Deposit
Business Debit Cards
Lockbox Payment Processing
Payroll Services
Employer Sponsored Retirement Plans

Personal Checking Accounts
Savings / Money Market
Accounts
Certificates of Deposit
Residential Mortgage Loans
Asset Secured Loans
Loans for Business Investment
Construction Loans
Lot & Land Loans
Investment Management
Financial Planning
Retirement Account Services
Qualified Plans

•	disclose that your current business is primarily the mortgage business;

We acknowledge the Staff’s comment.  However, notwithstanding the outsized contribution to earnings in fiscal year 2009 of mortgage banking, we respectfully note that the Corporation’s primary business has been, and we anticipate that it will continue to be, commercial lending.  Residential mortgage banking has been, and we anticipate that it will continue to be, the Corporation’s secondary business.  As of December 31, 2009, approximately 88% of our assets were carried in support of our commercial banking business, while approximately 12% of our assets were carried in support of residential mortgage banking.  With respect to earnings contribution by segment, the commercial banking segment has contributed approximately74% of pre-tax earnings over the last 5 years while residential mortgage lending has contributed the balance.  Access National Mortgage Corporation (the Mortgage Corporation) performed exceptionally well during fiscal year 2009, as did many others in the mortgage banking business, due to historically low interest rates and related increases in re-financing activity.  However, the Mortgage Corporation’s anomalous performance during fiscal year 2009 does not mean that the Corporation has changed its focus from commercial banking.  Additionally, during fiscal year 2009 Access National Bank’s (the Bank’s) income was adversely impacted by a $6.1 million provision for loan losses and $1.5 million in OREO expenses, which further skewed the relative contribution of mortgage banking to our results of operations in this particular period.  We discuss in additional detail the increased provision for loan losses and increased OREO expenses on pages 30 and 31 of the 2009 Form 10-K.

In future filings, we undertake to include disclosure substantially similar to the above including, to the extent applicable, discussion of any period-specific factors that may temporarily impact the perception of our primary and secondary businesses or their relative contributions to our results of operations.

•
disclose that the largest source of your revenue in 2009 (over $49 million) is originating and reselling residential mortgages; whereas only $34 million in revenue is derived from various loans (including residential mortgages that you hold);

We acknowledge the Staff’s comment.  However, we respectfully submit to the Staff that we believe that comparing, in the general narrative description of our business in Item 1, the atypically strong, period-specific performance of the Mortgage Corporation during 2009 to the income we generated from our commercial banking operations during 2009, including revenue derived from various loans, without providing additional historical context, would not describe our business adequately.  As discussed in response to the comment immediately above, our primary business has been, and we anticipate that it will continue to be, commercial banking.  Likewise, mortgage banking has been, and we anticipate that it will continue to be, our secondary business.  Therefore, in future filings, in addition to the revised disclosure discussed in response to the comment above, we will provide additional disclosure substantially similar to the text included below regarding revenue contributions of our primary and secondary businesses.

Historically, the Corporation’s primary business, the Bank’s commercial banking business, has contributed an average of 73.6 percent of the Corporation’s annual income before taxes over the last five years.  The Corporation’s secondary business, the Mortgage Corporation’s mortgage lending business, has contributed an average of 39.8 percent of the Corporation’s annual income before taxes over the past five years.  The average annual income before taxes over the last five years for other segments was -13.4 percent.  For the period covered by this report, the Bank’s commercial banking business and the Mortgage Corporation and other segments contributed 27.3 percent and 81.2 percent, and -8.5 percent respectively, of the Corporation’s income before taxes.  For detailed information about the business results of our primary and secondary businesses, please see Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page [20] of this Annual Report on Form 10-K.

•	disclose that over 84 percent of your loans held for investment are real estate related with over 45 percent of your loans held for investment being commercial real estate mortgages;
•	disclose that commercial credit is limited to less than 15 percent of your loan portfolio held for investment and an even smaller percentage of all loans;

We acknowledge the Staff’s comment.  We respectfully note that, on page 23 of the 2009 Form 10-K, in the table titled “Composition of Loan Portfolio,” we disclose the percentage of our portfolio of loans held for investment comprised of loans classified as “commercial real estate,” “real estate construction” or “residential real estate,” which percentages sum to over 84 percent of the portfolio.  The table also discloses that loans classified as “commercial real estate” comprised over 45 percent of our loans held for investment portfolio.  Further, the table discloses that loans classified as “commercial” equaled 14.9 percent of the loans held for investment portfolio.  We provide similar disclosure in our narrative description of our business on page 4 under the heading “Loan Portfolio – Loans Held for Investment.”  While we believe the disclosure in the 2009 Form 10-K clearly discloses the extent to which our portfolio of loans held for investment is comprised of real estate-related loans, in future filings we undertake to give, on an aggregate basis, the percentage of the portfolio comprised of loans classified as “commercial real estate,” “real estate construction” or “residential real estate.”

In accordance with applicable regulatory guidelines, we classify and disclose the loans in our loan portfolio according to the underlying collateral.  For example, loans that we classify as commercial real estate loans are frequently commercial loans to business entities, where the Bank has secured the loan with real estate collateral.  Similarly, a substantial number of loans that we classify as residential real estate loans are made for commercial or business purposes, but are secured by one to four family residential real estate collateral.

When we used the phrase “commercial credit” on page 2 of the 2009 Form 10-K in the first paragraph under the heading “Item 1 – Business,” we intended to describe the nature of the credit relationship rather than describe the technical classification of the loan products that we offer to our primary customers, commercial businesses and professional individuals.  In future filings, we will revise the fourth sentence of the first paragraph under the heading “Item 1 – Business” to read substantially similarly to the text provided below.

The Bank provides credit, deposit and mortgage services to middle market commercial businesses and associated professionals, primarily in the greater Washington, D.C. Metropolitan Area.

•	revise your characterization of your customers since most of your customers are not businesses but are homeowners; and

We acknowledge the Staff’s comment.  We respectfully submit that the Bank’s customers are predominately commercial businesses and professional individuals seeking the products and services offered by our primary commercial banking business; aside from equity loans, the Bank’s consumer credit amounts to less than 1% of the Bank’s loan portfolio.  In contrast, the customers of the Mortgage Corporation are primarily individuals.  Given the foregoing, in future filings, the Corporation proposes to continue to describe the Bank’s customers in substantially similar terms as the description in the first paragraph under the heading “Item 1 – Business” in the 2009 Form 10-K.  With respect to customers of the Mortgage Corporation, we undertake to make clearer in future filings that its customers are primarily individuals by including disclosure substantially similar to the following:

The Mortgage Corporation specializes in the origination of conforming and government insured residential mortgages to individuals, primarily in the greater Washington, D.C. Metropolitan Area and the surrounding areas of its branch locations.

•
reconcile your claim in the first paragraph that the Bank “specializes in providing customized financial services” with your statement in the seventh paragraph that the Bank’s subsidiary “specializes in origination of conforming and government insured residential mortgages.”

We acknowledge the Staff’s comment.  As an operating company, the Bank has its own operations and business model, in addition to being the parent company for its subsidiaries.  The cited statements regarding the specialties of the Bank and the Mortgage Corporation are describing the businesses of those entities as individual operating entities, as opposed to on a consolidated basis.  As such, the Corporation does not believe that the two statements conflict.  As discussed above, the business focus and customer base of the Bank and the Mortgage Corporation are different.  Those differences, in turn, result in different specialties.

2.	Please delete your claim, in the fifth paragraph, that you have experienced “consistent growth.” We note that in 2009 while your net income grew, your deposits dropped and assets shrank.

We acknowledge the Staff’s comment.  In future filings, we will provide disclosure substantially similar to the text provided below.

Since our inception in 1999, we have demonstrated a steady trend in asset growth and consistent profitability, experiencing a compound annual asset growth rate of 39% and earning positive net income ten out of ten years.

3.	Please provide to us and undertake to include in your future filings, a revised seventh paragraph regarding the Bank’s subsidiary Assess National Capital Trust II as follows:

We respectfully note that the referenced paragraph seven relates to the Mortgage Corporation, rather than Access National Capital Trust II, as do our further responses to this comment 3 below.

•	disclose the geographical distribution of mortgages that you have made in the past three years;
•	disclose the types of properties for which the mortgages relate; and
•	quantify the extent to which you broker non conforming residential mortgages.

We acknowledge the Staff’s comment.  In future filings, we will update our disclosure regarding the business of the Mortgage Corporation, found on page 2 of the 2009 Form 10-K in the seventh paragraph under the heading “Item 1 – Business,” by including disclosure substantially similar to the text provided below.

The Mortgage Corporation specializes in the origination of conforming and government insured residential mortgages to individuals, primarily in the greater Washington, D.C. Metropolitan Area and the surrounding areas of its branch locations. The Mortgage Corporation has established offices throughout Virginia, in Annandale, Fairfax, Reston, Roanoke, Richmond, and McLean. Offices outside the state of Virginia include Westminster and Crofton in Maryland, Nashville in Tennessee, Denver in Colorado, Indianapolis in Indiana, Chicago in Illinois, Atlanta in Georgia, Winchester in Massachusetts and San Antonio in Texas.  The Mortgage Corporation originates one to four family residential mortgage loans.  The Mortgage Corporation brokered non-conforming mortgage loans totaling $68.4 million in 2009 and $78.6 million in 2008, which represented 4.4% and 9.2% of originations, respectively.

The following table details the geographic distribution of the real estate collateral securing mortgage loans originated by the Mortgage Corporation in the periods indicated.  The individually named states are those in which the Mortgage Corporation has a physical presence.  In addition to making loans for purchases within its markets, the Mortgage Corporation makes loans to borrowers in its local markets for second homes located elsewhere, as well as utilizes direct mail to solicit loans outside its local markets, which practices account for the “Other States” category.  Percentages are of the total dollar value of originations, as opposed to the number of originations.

	2009	2008	2007
COLORADO	4.84%	3.28%	1.11%
GEORGIA	3.81%	4.36%	5.51%
ILLINOIS	1.82%	1.86%	1.52%
INDIANA	0.78%	0.70%	0.29%
MASSACHUSETTS	2.87%	2.98%	3.46%
MARYLAND	7.50%	12.11%	17.97%
TENNESSEE	3.72%	4.47%	2.63%
TEXAS	4.01%	4.26%	2.98%
VIRGINIA	22.23%	21.14%	32.30%

	51.57%	55.17%	67.78%

Other States:	48.43%	44.83%	32.22%
	100%	100%	100%

4.
Please provide to us and undertake to include in your future filings revision of this section to describe the business done and intended to be done by you, as required by Item 101(c)(1) of Regulation S-K, including, but not limited to, the following:

•	address any changes in your business as a result of the recession and your financial condition including drops in loans and deposits, increases in defaults and foreclosures;

We acknowledge the Staff’s comment.  In future filings, we will augment our disclosure under the heading “Item 1 – Business” with disclosure substantially similar to the discussion in the below paragraph, to the extent then applicable.

During the recession, the Bank’s depositors have become more sensitive to the financial standing of the Bank and more focused on the benefits of Federal Deposit Insurance Corporation (FDIC) coverage.  These changes have led to a substantial increase in depositor use of the Certificate of Deposit Account Registry Service program to obtain deposit insurance above FDIC prescribed coverage limits.  The recession also is the major contributing factor in the recent increases in loan default rates and foreclosure rates, which has led the Bank to adopt stricter credit standards and loan to value guidelines. The combination of these factors contributed to the nominal growth in loans of $635 thousand at December 31, 2009.  Total deposits decreased $18.8 million as a result on the Bank’s intention to lower the amount of interest sensitive time deposits.  In addition to applying more stringent underwriting guidelines to new lending decisions, the Bank has implemented programs to resolve credit issues with existing loans, with foreclosure being the last alternative. For example, senior lenders meet bi-weekly to review problem credits and the status of marketing efforts related to OREO properties.

•	discuss your reliance on guarantees from the federal government;

We acknowledge the Staff’s comment.  In future filings, we will augment our disclosure under the heading “Item 1 – Business” with disclosure substantially similar to the discussion in the following two paragraphs, to the extent then applicable.

As an FDIC-member bank, the Bank’s depositors enjoy the benefit of FDIC insurance on up to, at present, $250,000 in deposits.  The Bank also participates in both the Transaction Account Guarantee Program (TAGP) and the Debt Guarantee Program (DGP) conducted under the FDIC’s Temporary Liquidity Guarantee Program (TLGP).  Under the TAGP, which will expire on June 30, 2010 unless extended by the FDIC, the FDIC insures 100% of all non-interest transaction bearing accounts at the Bank.  While the additional insurance provided under the TLGP has been an additional marketing tool for the Bank, we do not expect a material decrease in transaction account deposits upon expiration of the TLGP.  In addition, the Bank issued $30.0 million in senior unsecured debt that is guaranteed by the FDIC under the DGP, as discussed in more detail in our response to Comment 5 below.

The Mortgage Corporation’s activities rely on insurance provided by the Department of Housing and Urban Development and the Veterans Administration. In addition we underwrite mortgage loans in accordance with guidelines for programs under Fannie Mae and Freddie Mac that make these loans marketable in the secondary market.

•
briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, modify mortgages, any changes in the underwriting standards you use to extend credit and any changes in the number or amounts of loans you originate.

Please see our response above to the first bullet of this Comment 4.

5.
Please disclose the aggregate amount of debt that you issued with government guarantees under the Temporary Liquidity Guarantee Program and the maturity dates. Discuss how you will be affected by the government curtailing or ending each program.

We acknowledge the Staff’s comment and respectfully note that, on page 10 of the 2009 Form 10-K, under the “Temporary Liquidity Guarantee Program” sub caption, we provided the following disclosure regarding the debt the company issued under the TLGP:  “On February 11, 2009 the Bank issued $30.0 million in new senior unsecured debt at 2.74% maturing February 15, 2012 under the TLG Program.”

The proceeds to the Bank from the issuance of senior unsecured debt under the TLGP were used to repay Federal Home Loan Bank short term borrowings and to provide additional liquidity.  We believe that the discontinuance of the TLGP will not have a material impact on the Corporation because the Bank intends to repay the debt at maturity on February 15, 2012.

In future filings, we will expand our present discussion of our participation in the TLGP to incorporate disclosure substantially similar to the immediately preceding paragraph and, as applicable, will update our conclusions regarding the impact of the discontinuance of the TLGP.

Lending Activities, page 3

6.	Please provide to us and undertake to include in your future filings, more detailed disclosure regarding the following:

•	revise the first paragraph to disclose the range in the period you hold loans pending their sale to third parties;

•	revise the first paragraph to disclose the characteristics of the third parties to whom you sell your mortgages;
•	revise the first paragraph to disclose the circumstances under which you sell mortgages from your subsidiary to the Bank (e.g. are these loans you are unable to sell to third parties?);

We acknowledge the Staff’s comments regarding the first paragraph under the heading “Lending Activities” on page 3 of the 2009 Form 10-K.  In response to the Staff’s comments, we have provided below a revised version of the specified disclosure from the 2009 Form 10-K, with the underlined text denoting an insertion.  In future filings, we will provide disclosure substantially similar to the revised text below.

The Bank’s lending activities involve commercial loans, commercial real estate loans, commercial and residential real estate construction loans, residential mortgage loans, home equity loans, and consumer loans.  These lending activities provide access to credit to small to medium sized businesses, professionals and consumers in the greater Washington, D.C. Metropolitan Area. Loans originated by the Bank are classified as loans held for investment.  The Mortgage Corporation originates residential mortgages and home equity loans that are held on average fifteen to thirty days pending their sale primarily to mortgage banking subsidiaries of large financial institutions. The Mortgage Corporation is also approved to sell loans directly to Fannie Mae and Freddie Mac and is able to securitize loans that are insured by the Federal Housing Administration. In certain circumstances, the Bank will purchase adjustable rate mortgage loans in the Bank’s market area directly from the Mortgage Corporation to supplement loan growth in the Bank’s portfolio.  These circumstances are infrequent and totaled $959 thousand in 2009. Loans that are held in the Bank’s portfolio resulting from the Mortgage Corporation’s inability to sell the loan to a third party total less than $1 million.  The Mortgage Corporation also brokers loans that do not conform to their existing products.  Each of our principal loan types are described below.

•	revise the second paragraph to discuss the increase in mortgages originated and sold in 2009 despite the economic conditions and whether you changed your underwriting standards for mortgages;

We acknowledge the Staff’s comment regarding the second paragraph under the heading “Lending Activities” on page 3 of the 2009 Form 10-K.  In response to the Staff’s comments, we have provided below a revised version of the specified disclosure from the 2009 Form 10-K, with the underlined text denoting an insertion.  In future filings, we will provide disclosure substantially similar to the revised text below.

At December 31, 2009 loans held for investment totaled $486.6 million compared to $485.9 million at year end 2008.  During 2009 loan demand diminished as a result of economic conditions and stricter underwriting standards, which we strengthened during 2009 to require higher credit standards.  However, also during 2009 the interest rate for a thirty year fixed-rate mortgage dropped below 5%, which resulted in increased mortgage re-financing activity despite lower market values for real estate.

•	revise the third paragraph to disclose the amount and percentage and types of loans that are not fully secured;
•	revise the third paragraph to disclose the types of collateral that you consider “permissible.”

We acknowledge the Staff’s comments regarding the third paragraph under the heading “Lending Activities” on page 3 of the 2009 Form 10-K.  In response to the Staff’s comments, we have provided below a revised version of the specified disclosure from the 2009 Form 10-K, with the underlined text denoting an insertion.  In future filings, we will provide disclosure substantially similar to the revised text below.

“The Bank’s lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan, in general, the Bank’s lending limit to any one borrower on loans that are not fully secured by readily marketable or other permissible collateral is equal to 15% of the Bank’s capital and surplus.  Permissible collateral consists of:  inventory, accounts receivable, general intangibles, equipment, real estate, marketable securities, cash and vehicles.  The Bank has established relationships with correspondent banks to participate in loans when loan amounts exceed the Bank’s legal lending limits or internal lending policies.  At December 31, 2009 unsecured loans were comprised of $2.6 million in commercial loans and $66 thousand in consumer loans, or 0.53% and 0.01%, respectively, of the Bank’s loans held for investment.

•	Please revise the section entitled Loan Portfolio, to discuss the types of loans in order of the percentage of your loan portfolio attributable to each types of loan.

We acknowledge the Staff’s comment and, in future filings, will revise the discussion under “Loan Portfolio-Loans Held for Investment” to discuss the types of loans in order of the percentage of the loan portfolio attributable to each type of loan.

7.
Please provide to us and undertake to include in your future filings, disclosure regarding the extent to which your loan portfolio or the loans you sold in the past two years consist of subprime or alt A loans.

We acknowledge the Staff’s comment.  The Mortgage Corporation did not originate any subprime loans during the past two years, and the Mortgage Corporation originated no Alt A loans in 2009 and only two Alt A loans in 2008.  The Mortgage Corporation did not offer either of these programs in 2009 and we do not expect to offer these programs through the Mortgage Corporation in the future.  The Bank did not hold any pay option adjustable rate mortgages, loans with teaser rates, subprime loans, Alt A loans or any other loans considered to be “high-risk loans” in its loans held for investment portfolio during 2009 or 2008.

In future filings, we will provide disclosure regarding the extent to which our loan portfolio or the loans we sold in the past two years consist of subprime or Alt A loans.

Market Area, page 5

8.
Please provide to us and undertake to include in your future filings, a detailed discussion of recent and current economic conditions in your market area affecting your business including but not limited to the following:

•	trends over the past three years in home price index, residential real estate sales and single family and multifamily building permits in your market area;
•	trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;
•	trends over the past three years in the unemployment rate in your market area; and
•	trends over the past three years in median household income in your market area.

We acknowledge the Staff’s comment.  In future filings, we will augment our discussion under the “Market Area” heading to include disclosure substantially similar to the text included below.

The U.S. Census Bureau and the Fairfax County government provides the following information about current economic conditions and trends in Fairfax County:

•
The median sales price of new single-family homes in 2009 was $791,984, down from $926,498 in 2008 and compared to $1,067,000 in 2007. At February 28, 2010, the inventory of homes available for sale was 4,456, a drop of 24.8% from 5,928 at February 28, 2009, and as compared to 7,491 at February 28, 2008.  In 2009, Fairfax County building permits for single family homes totaled 769, down from 892 in 2008 and as compared to 1,268 in 2007.

•
In the second quarter of 2009 the value of class A office buildings declined 57% nationwide compared to prices paid at the peak of the market in 2007.  The vacancy rate in Fairfax County at mid year 2009 was 15.35% of the 111.5 million square feet available.  While vacancy rates and building permits are common measures of the general health of the real estate industry, we have not discerned any material correlation between such measures and the performance of our loan portfolio.

 At December 31, 2009, the Bank had approximately $95 million in income producing commercial real estate loans. The properties securing these loans are generally small office buildings and industrial properties located in our trade area with less than ten tenants. Income producing property loans are underwritten with personal and business guarantees that provide secondary sources of repayment and mitigate market risk factors.

•
The unemployment rate for Fairfax County at February 28, 2010 was 5.5%, compared to 7.7% for the state of Virginia and 9.7% for the nation.  At December 31, 2008 the unemployment rate for Fairfax County was 3.4%, 5.2% for the state of Virginia and 7.2% for the nation.

•	The median household income in Fairfax County was $107,400 in 2008, up from $105,200 in 2007. In 2008 the median household income for the state of Virginia was $61,200 and $52,000 for the nation.

Risk Factors, page 11

9.
Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section “the most significant factors that make the offering speculative or risky.” Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering. Please review all risks and remove or particularize those that do not comply with this directive including, but not limited to, those relating to the following:

We acknowledge the Staff’s comment and we will review and revise the risk factors contained in our future filings so that the risks presented are particular to the Corporation and its business.  We have attached as Appendix A a revised version of the risk factors section of the 2009 Form 10-K.

•	extensive regulation (page 13);

We acknowledge the Staff’s comment.  However, we respectfully submit to the Staff that the risk factor referenced in this comment specifically addresses the unique regulatory environment of our primary commercial banking business and of the Corporation.  The third paragraph of this risk factor discusses how uncertainties in the regulatory environment may impact our business, financial condition and results of operations.  In future filings, we will review and, to the extent appropriate, update this risk factor to summarize the current regulatory environment facing us, including the Corporation and the Bank.

•	recent results not being indicative of future results (page 13);

We acknowledge the Staff’s comment and, in future filings, we will remove the risk factor that appears under the heading “Our recent results may not be indicative of our future results.”

•	dependence on the accuracy of information about clients (page 14);

We acknowledge the Staff’s comment and, in future filings, we will revise the risk factor that appears under the heading “We depend on the accuracy and completeness of information about clients and counterparties” to read substantially as follows:

We rely on information provided by clients and counterparties and if this information is not accurate or complete, we may be adversely affected by lending or other business decisions based on faulty information or by liability with respect to mortgages sold by the Mortgage Corporation.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information.  We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors.  For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform with generally accepted accounting principles (“GAAP”) and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer.  Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements or other information that do not comply with GAAP or are materially misleading, and extend credit to a borrower on terms that we would not have made available otherwise.

Additionally, the Mortgage Corporation makes representations and warranties in connection with the sale of mortgage loans that the loans sold to investors meet applicable program guidelines.  If the information provided by borrowers is not accurate or complete, including in circumstances of borrower fraud or misrepresentation, the Mortgage Corporation could be obligated to repurchase the mortgage loan due to a breached representation or warranty.

•	negative public opinion (page 14);

We acknowledge the Staff’s comment and, as applicable to future filings, we will revise the risk factor appearing under the subheading “Negative public opinion could damage our reputation and adversely impact our earnings” to read substantially as follows.

Negative public opinion could damage our reputation and the strength of our Access National brand and adversely impact our business, client relationships and earnings.

Reputation risk, or the risk to our businesses (including our primary commercial banking business and secondary mortgage lending business), earnings and capital from negative public opinion, is inherent in our business.  Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities.  Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action.

Virtually all of our businesses operate under the “Access National” brand.  Any actual or alleged conduct by one of our businesses could result in negative public opinion about our other businesses under the Access National brand.  Because our businesses rely on and leverage the strength of the Access National brand, any negative public opinion that tarnishes our Access National brand may negatively impact our business, client relationships and financial performance.  Although we take steps to minimize our reputation risk in dealing with our clients and communities, due to the nature of the commercial banking and mortgage lending businesses we will always face some measure of reputational risk.

•	dependence on key personnel (page 15);

We acknowledge the Staff’s comment and, in future filings, we will remove the risk factor that appears under the heading “We depend on the services of key personnel, and a loss of any of those personnel could disrupt our operations and result in reduced revenues.”

•	new technology (page 15);

We acknowledge the Staff’s comment and, in future filings, we will remove the risk factor that appears under the heading “We may need to invest in new technology to compete effectively, and that could have a negative effect on our operating results and the value of our common stock.”

•	regulatory restrictions on dividends (page 15); and

We acknowledge the Staff’s comment.  Parent companies that serve primarily as holding companies for operating subsidiaries are generally dependent upon dividends from their subsidiaries in order to pay dividends to their shareholders.  We respectfully submit, however, that the regulatory restrictions on dividends that are applicable to financial institutions create a particular risk for shareholders of financial institutions that is distinct from the more general risk to shareholders of less regulated companies.  As such, we propose to include this risk factor in future filings in substantially the same form it appears in the 2009 Form 10-K.

•	stabilization of the U.S. financial system (page 15).

We acknowledge the Staff’s comment and, as applicable to future filings, we will revise the risk factor appearing under the subheading “There can be no assurance that recent government actions will help stabilize the U.S. financial system” to read substantially as follows.

If recent government actions do not help stabilize the U.S. financial system, the financial condition of our target markets may suffer, which could adversely affect our business.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, various branches and agencies of the U.S. government have put in place laws, regulations, and programs to address capital and liquidity issues in the banking system. There can be no assurance, however, as to the actual impact that such laws, regulations, and programs will have on the financial markets.

Among many other contributing factors, the current recession was triggered by instability of financial institutions and large measures of volatility and fear in the financial markets.  This financial instability has led to an economic downturn which, in turn, has harmed the financial condition and performance of our small- to medium-sized business target market. If such laws, regulations, and programs fail to help stabilize the financial markets, or recent financial market conditions continue to deteriorate, the financial condition of our small- to medium-sized business target market would continue to suffer and could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock.

10.	Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:

•	Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;
•
sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to “ensure it reflects the risk that you discuss in the text.” rather than “merely state a fact about your business…succinctly state in your subheadings the risks that result from the facts or uncertainties;” and

•	sample comment 37 Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is “too vague and generic to adequately describe the risk that follows.”

We acknowledge the Staff’s comment and, in future filings, we will revise each of our risk factor subheadings to comply with Item 503(c) of Regulation S-K, sample comment 36 to Staff Legal Bulletin No.7 and sample comment 37 to Staff Legal Bulletin No.7.  In future filings, we will also organize our risk factors into the following categories: “Risks Related to the Corporation’s Business” and “Risks Related to the Corporation’s Stock.”

Additionally, as applicable to future filings, we will revise the sub caption of each risk factor listed below to read substantially as follows.

For instance, revise the following sub captions:

•	“our profitability depends significantly on local economic conditions: (the third risk factor which is on page 11);

Because we make loans primarily to local small and medium sized businesses, our profitability depends significantly on local economic conditions, particularly real estate values, and the success of those businesses.

•	“We may face risks with respect to future acquisitions” (the fourth risk factor which is on page 12);

Although we have made a limited number of acquisitions, we may face a broad range of risks in connection with future acquisitions that could result in those acquisitions not increasing shareholder value.

•	“Liquidity needs could adversely affect our results of operations and financial condition” (the seventh risk factor which is on page 13);

Our future liquidity needs could exceed our available liquidity sources, which could limit our asset growth and adversely affect our results of operations and financial condition.

•	“Our hedging strategies may not be successful…” (the tenth risk factor which is on page 13);

Our hedging strategies do not completely eliminate risks associated with interest rates and we may incur losses due to changes in interest rates that are not effectively hedged.

•	“The Mortgage Corporation may be subject to claims…”(the twelfth risk factor which is on page 14);

Our earnings may be adversely affected if representations and warranties related to loans sold by the Mortgage Corporation are breached and we must pay related claims.

•	“our small to medium sized target market may have fewer financial resources…” (the thirteenth risk factor which is on page 14); and

An economic downturn may adversely affect our operating results and financial condition because our small- to medium-sized business target market may have fewer financial resources to weather an economic downturn.

•	“The soundness of other financial institutions could adversely affect us” (the twenty-first risk factor which is on page 15).

We have substantial counterparty risk due to our transactions with financial institution counterparties and the soundness of such counterparties could adversely affect us.

11.
Please provide to us and undertake to include in your future filings, a risk factor relating to the fact that eighty four percent of your loans held for investment are related to real estate in the Washington D.C. area and over forty-five percent of your loan portfolio is in commercial real estate loans in the Washington D.C. area. Include discussion of the geographic concentrations of these loans and the economic conditions in the Washington D.C. area affecting real estate.

We acknowledge the Staff’s comment.  We respectfully submit to the Staff that, under the subheading “Our profitability depends significantly on local economic conditions” found on page 11 of our 2009 Form 10-K, we disclosed that 84.8 percent of our loans were secured by real estate and our loans are concentrated in Northern Virginia.  Additionally, for the Staff’s consideration, under the same heading we provided the following disclosure:

With most of our loans concentrated in Northern Virginia, a decline in local economic conditions could adversely affect the values of our real estate collateral.  Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

12.
Please provide to us and undertake to include in your future filings, a revised risk factor (“Our profitability..., page 11”) to include discussion of the extent to which your loan portfolio consists of fixed or adjustable loans and how they would be affected by increases in interest rates.

We acknowledge the Staff’s comment and, in future filings, we will revise the risk factor appearing under the subheading “Our profitability depends on interest rates generally, and we may be adversely affected by changes in government monetary policy” to read substantially as follows.

Our profitability depends on interest rates generally, and we may be adversely affected by changes in government monetary policy or by fluctuations in interest rates.

Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds.  Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally.  Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments.

Changes in interest rates, particularly by the Board of Governors of the FRB, which implements national monetary policy in order to mitigate recessionary and inflationary pressures, also affect the value of our loans.  In setting its policy, the FRB may utilize techniques such as: (i) engaging in open market transactions in United States government securities; (ii) setting the discount rate on member bank borrowings; and (iii) determining reserve requirements.  These techniques may have an adverse effect on our deposit levels, net interest margin, loan demand or our business and operations.  In addition, an increase in interest rates could adversely affect borrowers’ ability to pay the principal or interest on existing loans or reduce their desire to borrow more money.  This may lead to an increase in our non-performing assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations.  We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk.  Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may have a material and negative effect on our business, financial condition and results of operations

At December 31, 2009 approximately 53.8% of the loans held for investment were variable rate loans. The majority of these loans are based on the prime rate and will adjust upwards as the prime rate increases.  While the variable rate structure on these loans reduces interest rate risk for the Bank, increases in rates cause the borrower’s required payment to increase which, in turn, may increase the risk of payment default.

13.
Please provide to us and undertake to include in your future filings, a revised risk factor (“Our hedging…, page 13”) to disclose more detail regarding the types and amounts of derivative financial instruments you have [used] during the past two fiscal years. Quantify the risks to you.

We acknowledge the Staff’s comment and, in future filings, we will revise the risk factor appearing under the subheading “Our hedging strategies may not be successful in managing our risks associated with interest rates” to read substantially as follows.

Our hedging strategies do not completely eliminate risks associated with interest rates and we may incur losses due to changes in interest rates that are not effectively hedged.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely and we cannot assure you that our hedging strategy and use of derivatives will offset the risks related to changes in interest rates.  When rates change, we expect to record a gain or loss on derivatives that would be offset by an inverse change in the value of loans held for sale and mortgage-related securities.  We utilize a third party consulting firm to manage our hedging activities and we typically hedge 80% of our loan pipeline and 100% of our loans being warehoused.  The derivative financial instruments used to hedge the interest rate risk of our loan pipeline and warehoused loans are forward sales of 15 year and 30 year mortgage backed securities.  The notional amount and fair value of derivatives are disclosed in Note 11 of the financial statements on page 57.

The primary risks related to our hedging activities relates to incorrect assumptions relating to pull through and the amount of the pipeline being hedged.  A hedging policy and hedging management committee are in place to control, monitor and manage risks associated with our hedging activity.  The hedging policy quantifies risk tolerance thresholds that ensure the economic risk taken is not material to our financial condition or operating performance.  See “Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” and “Item 7A - Quantitative and Qualitative Disclosures About Market Risk.”

14.
Please provide to us and undertake to include in your future filings, a revised risk factor (“The Mortgage Corp…, page 14”) to discuss the types of representations and warranties that you make and the extent to which you have paid any claims or are currently subject to any claims.

We acknowledge the Staff’s comment and, in future filings, we will revise the risk factor appearing under the subheading “The Mortgage Corporation may be subject to claims on mortgage loans previously sold” to read substantially as follows.

Our earnings may be adversely affected if representations and warranties related to loans sold by the Mortgage Corporation are breached and we must pay related claims.

The Mortgage Corporation makes representations and warranties that loans sold to investors meet their program’s guidelines, that the information provided by the borrowers is accurate and complete and that the loan documents are complete and executed by the borrowers.  In the event of a default on a loan sold, the investor may make a claim for losses due to document deficiencies, program compliance, early payment default, and fraud or borrower misrepresentations.  The Mortgage Corporation maintains a reserve in other liabilities for potential losses on mortgage loans sold.  Earnings may be impacted if this reserve is insufficient to cover claims from the investors.  During 2009, the Mortgage Corporation charged $3.2 million against this reserve in settlement of such claims.

15.
Please provide to us and undertake to include in your future filings, a revised risk factor (“Certain provisions…, page 15”) to discuss the fact that your President and CEO owns more than 6 percent of your stock, other officers and directors own 21 percent and two stockholders each own more than 6 percent of your stock. Discuss the extent to which this group could control the results of elections of directors or other shareholder votes.

We acknowledge the Staff’s comment and, as applicable to future filings, we will revise the risk factor appearing under the subheading “Certain provisions under our articles of incorporation and applicable law, in addition to the ownership position of certain shareholders, may make it difficult for others to obtain control of our Corporation even if such a change in control may be favored by some shareholders” to read substantially as follows.

Certain provisions under our articles of incorporation and applicable law, in addition to the ownership position of certain shareholders, directors and officers, may make it difficult for others to obtain control of our Corporation even if such a change in control may be favored by some shareholders.

Certain provisions in our articles of incorporation and applicable Virginia corporate and banking law may have the effect of discouraging a change of control of our company even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares.  The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our Corporation.  These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.

In addition, as of December 31, 2009 our chairman of the board, officers and directors and other principal shareholders collectively beneficially owned approximately 37.12% of the outstanding shares of our common stock.  Our officers and directors collectively beneficially owned approximately 25.36% of our common stock, and two other individual shareholders have declared beneficial ownership of an additional 11.76% of our common stock.  While these individuals cannot directly control the outcome of matters subject to shareholder vote, this concentration of ownership may make it more difficult for other shareholders to effect substantial changes in the corporate governance of our Corporation.  Additionally, this concentration of ownership may have the effect of delaying, preventing or expediting, as the case may be, a change in control of our Corporation.

16.
Please provide to us and undertake to include in your future filings, a revised risk factor (“Current market…, page 16”) to discuss specific risks to you from falling home prices, increasing foreclosures and write downs of asset values. Discuss the increases in charge offs from 2007 and the provision for loan losses in [from] 2006.

We acknowledge the Staff’s comment and, in future filings, we will revise the risk factor appearing under the subheading “Current market developments may adversely affect our industry, business, and results of operations” to read substantially as follows.

Current market developments, including declining real estate values and rising default rates, may continue to adversely affect our industry, business, and results of operations.

Dramatic declines in the housing market during 2008 and 2009, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets, and reduced business activity could materially and adversely, directly or indirectly, affect our business, financial condition and results of operations.

The economic conditions have affected and could continue to adversely affect our revenues, earnings and financial condition.  Property values in our market area have declined over the past two years, reducing the value of collateral securing both commercial and residential loans. In addition, the economic conditions have led to an increased number of loan defaults and foreclosures and, as a result and indicative of a general decline in credit quality, the provision for loan losses and loan charge-offs have increased and has negatively impacted our financial results.  After totaling only $232 thousand in 2006, our provision for loan losses charged to expense amounted to $2.6 million in 2007, $5.4 million in 2008 and $6.1 million in 2009.  Following zero loan charge-offs in 2005 or 2006, we recognized $580 thousand in charge-offs in 2007, $5.6 million in 2008 and $5.3 million in 2009.

Stock Performance, page 17

17.
Please provide to us and undertake to include in your future filings more information regarding the peer group including the amount of assets and a revised table on page 18 that includes on the y axis each of the respective dates instead of numbers that appear to have no relevance.

We acknowledge the Staff’s comment.  For the Staff’s consideration, we have attached as Appendix B a revised stock performance disclosure that includes additional information about the peer group and corrects the date labels in the stock performance graph.  We respectfully submit to the Staff that the incorrect presentation of the dates in the graph were due to errors made in formatting  the 2009 Form 10-K for submission via EDGAR, which errors were not found prior to filing.  In future filings, we will include under the heading “Stock Performance” disclosure substantially similar to that in Appendix B.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

18.
Please provide to us and undertake to include in your future filings, an introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

•
Provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•
Identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term including, but not limited to the following:

▪	How you have been affected by the financial and credit crisis;
▪	The economic recession in your market areas;
▪	The extent of your loan portfolio attributable to residential real estate related loans (including home equity loans) and separately commercial real estate loans;
▪	Trends in residential and commercial real estate prices, residential and commercial real estate sales and new construction residential and commercial in your market areas; and
▪	Trends in unemployment in your market areas; and

•
Identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital.

We acknowledge the Staff’s comment and, in future filings, we will add an executive summary that addresses the points noted in the Staff’s comment above in a manner appropriate for the Corporation’s financial condition, results of operations and business circumstances and outlook at the time of the particular filing.  To illustrate such an approach, we have provided below an Executive Summary as of December 31, 2009.

Executive Summary

The Corporation completed its tenth year of operation and recorded net income of $9.6 million or $.92 per diluted common share in 2009 compared to $4.7 million or $.46 per diluted common share in 2008. The significant increase in net income over last year was due to record performance during 2009 by our mortgage subsidiary. In 2009 interest rates fell below 5% for thirty year mortgages, triggering an increase in re-financing activity despite lower real estate collateral values. The Bank was affected by the continued economic recession and the resulting decline in credit quality during 2009. Non-performing loans increased approximately $4.2 million and totaled $7.0 million at December 31, 2009, and other real estate owned increased by $656 thousand and totaled $5.1 million at year end.  As a result of the increase in non-performing loans, earnings at the Bank were impacted by a $6.1 million provision for loan losses. Senior lending officers meet on a bi-weekly basis to review the status of non-performing assets and to develop action plans designed to minimize any future losses. At times, these action plans included loan re-structuring, foreclosure and legal actions.
The historically low interest rates that persisted throughout 2009, which drove the increased re-financing activity at the Mortgage Corporation and pressured the net interest margin at the Bank, were a central influence on the Corporation’s 2009 results.  Management intends to monitor the interest rate environment in 2010 to ensure adequate resource allocation to the Mortgage Corporation and proper asset/liability management for the developing interest rate environment.  The Corporation also believes that management of non-performing loans will continue to be important in 2010, and intends to continue its bi-weekly meetings to hone, apply and monitor actions plans for handling such assets.

Total assets at December 31, 2009 were $666.9 million compared to $702.3 million in 2008. The decrease in total assets is due to an $18.8 million decrease in total deposits, primarily interest sensitive time deposits, and a $34.1 million decrease in borrowings that was funded by a $43.2 million decrease in investment securities and an $8.1 million decrease in loans held for sale.

The recent recession, and the recession’s effect on business activity and real estate markets in Fairfax County, Virginia, our primary market area, has impacted our business and financial condition.  The unemployment rate in Fairfax County was 5.5% as of February 28, 2010, up from 3.4% in 2008.  During the recession, the Bank’s depositors have become more sensitive to the financial standing of the Bank and, accordingly, have generally displayed increased attraction to FDIC insured deposit products.  However, through the recession Fairfax County’s median household income has remained significantly higher than state and national averages, while Fairfax County’s unemployment rates have remained significantly lower than state and national averages.  For more detailed information on market trends in Fairfax County, please see our discussion in “Item 1 – Business” beginning on page 2.

The Corporation is well positioned going into 2010 with a strong capital position and an allowance for loan losses totaling $9.1 million.  Management anticipates that the Corporation’s ordinary cash flow and credit arrangements will provide adequate liquidity for the Corporation’s operations and other initiatives in 2010.  Although we believe that the credit quality of our primary business and professional customers has stabilized, we will continue our focus on reducing non-performing assets.  Our total loan portfolio increased $0.7 million to $486.6 million at December 31, 2009 from December 31, 2008, reflecting a decrease in loan demand and stricter underwriting standards.  At December 31, 2009, loans secured by real estate collateral comprised 76.27% of our total loan portfolio, with loans secured by commercial real estate contributing 45.28% of our total loan portfolio and loans secured by residential real estate contributing 30.99%.

During 2009, we significantly reduced our securities available for sale and were able to reduce our corresponding borrowings.  We believe this deleveraging will have a positive effect on net interest margins.

We see signs of gradual improvement in the economy, and we expect loan demand will improve as the economy recovers.  The Fairfax County real estate market shows signs of improving however the re-financing market presented by the unique interest has diminished.  We will continue servicing the credit needs of our existing clients and continue to develop new business.

19.	Please provide to us and undertake to include in your future filings, analysis of

•	trends in your yield curve (the difference between long term and short term interest rates);
•	analysis of the reasons why your net income has not increased as the yield has grown steeper;
•	trends in your net interest margin including trends in your borrowing costs and trends in the rates you charge on loans;
•	analysis of how your net interest margin and your net income has been limited by the historically low federal funds rate;
•	analysis of how your net interest margin and your net income will be limited by the policy of the Federal Reserve to keep interest rates low in the near term future; and
•	analysis of how you anticipate you will be affected when the Federal Reserve increases interest rates.

We acknowledge the Staff’s comment and, in future filings, we will provide additional disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations substantially similar to the text provided below.

“In 2009 the target federal funds rate remained in a range of 0.0% to 0.25% and the prime rate at 3.25%.  While the current yield curve is considered to be steep, rates are at historical lows.  These historical low rates have a favorable impact on the Bank’s cost of funds.  However, because depositors have been reluctant to invest their funds in longer term time deposits these shorter term deposits will re-price sooner as rates begin to rise.  Re-pricing of these shorter term deposits may cause our interest margins to decline in the future.

Net interest income increased $2.5 million from 2008 to 2009 primarily due to lower interest costs on deposits. Net interest margin decreased from 3.48% in 2008 to 3.42% in 2009, largely due to the change in the composition of our interest earning assets.  Additionally, in an effort to increase our liquidity, we increased overnight interest bearing balances by an average of approximately $37.2 million during 2009.   We accepted a lower return on these short maturity investments rather than pursuing higher returns by making less liquid, longer-term investments.  During 2009 we increased liquidity overnight interest bearing balances by an average of approximately $37.2 million and accepted a lower return rather than investing in longer term investments.  In 2010 as excess liquidity is deployed into higher yielding assets the net interest margin will be favorably impacted.

The policy of the Federal Reserve to maintain a federal funds rate in the range of 0.0% to 0.25% will continue to have a favorable impact on our cost of funds as deposits re-price at lower rates.

Our focus in 2010 will be on core deposit growth and we will continue to reduce borrowings and interest sensitive time deposits in an effort to improve net interest margins.  Based upon our modeling of the impact of changes in interest rates a 200 basis points increase in rates will increase net interest income by 1.23%.

Schedule 14A

Election of Directors, page 4

20.	Please undertake to include in your future filings, a statement indicating which of the categories of persons or entities recommended each nominee as required by Item 407(c)(2)(vii).

We respectfully note that, in accordance with Item 407(c)(2)(vii) of Regulation S-K, we indicated in the 2010 Proxy Statement on page 5 under the “Previous Business Experience” discussion for Martin S. Friedman that Mr. Friedman was recommended to the Nominating and Governance Committee by a non-employee director.  The other two individuals up for election in 2010 were Robert C. Shoemaker and Thomas M. Kody, both of whom are directors who were standing for reelection.  Pursuant to the terms of Item 407(c)(2)(vii), the requirement to state which category of persons or entities recommended a nominee does not apply to nominees, such as Messrs. Shoemaker and Kody, who are directors standing for re-election.  We undertake to continue to comply with Item 401(c)(2)(vii) in our future filings.

Corporate Governance and the Board of Directors, Page 11

21.
Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(h) of Regulation S-K to describe the board leadership structure and its role in risk oversight.

We respectfully submit that we believe we have fully detailed the Board’s leadership structure, as well as its role in, and administration of, risk oversight under the subheading “Board Leadership Structure and Role in Risk Oversight,” which begins with the fourth paragraph under “Corporate Governance and the Board of Directors” on page 7 of the 2010 Proxy Statement.  If the Staff would like additional information or feels additional disclosure is required, please advise as to the specifics of that information or suggested disclosure.  We undertake to continue to comply with Item 407(h) in our future filings.

Nominating and Governance Committee, page 11

22.
Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(c) of Regulation S-K to describe whether and how the nominating committee considers diversity in identifying nominees for director.

We respectfully submit that we believe we have explained whether and how our Nominating and Governance Committee considers diversity in identifying nominees for director in the fourth sentence of the second paragraph following the subheading “Nominating and Governance Committee” on page 8 of the 2010 Proxy Statement. As Item 407(c) of Regulation S-K does not provide a specific definition of diversity, we have looked to our own definition of diversity in addressing this requirement.  Our definition of diversity relates to business experience and areas of expertise.  If the Staff would like additional information or feels additional disclosure is required, please advise as to the specifics of that information or suggested disclosure.  We undertake to continue to comply with Item 407(c) in our future filings.

Compensation Discussion and Analysis, page 14

23.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We respectfully note that, as a “smaller reporting company” as defined by Item 10(f)(1) under Regulation S-K, we are not required to comply with Item 402(s) of Regulation S-K.

Notwithstanding that we are not subject to Item 402(s), we respectfully submit that we believe we have fully responded to the requirements of Item 402(s) on a voluntary basis in the section entitled “Compensation Programs as They Relate to Risk Management” on page 11 of the 2010 Proxy Statement.  Under this section, we state that the Compensation Committee and Board do not believe that the Corporation’s compensation arrangements create risks that are reasonably likely to have a material adverse effect on the Corporation.  This conclusion was based on a review and analysis of the various employee compensation arrangements of the Corporation and its subsidiaries.  The Company examined each category of compensation and incentive structure, including the level and type of risk for each.  Mitigating factors of risk for each compensation structure were also defined and it was concluded that these compensation arrangements do not create undue risk for the Corporation and hence, did not trigger disclosure.  The Corporation will conduct this analysis at least annually going forward, or earlier with any substantive change in compensation policies and practices.  If the Staff would like additional information, please advise as to the specifics of that information.

* * * * *

In connection with this response to the Comment Letter, Access acknowledges the following:

•	Access is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Access may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and recommendations and we will incorporate them into our future filings.  Please feel free to contact me with any questions or clarifications concerning our response, or to request additional information.

Sincerely,

/s/ Michael W. Clarke

Michael W. Clarke
President and CEO

Appendix A

APPENDIX A

ITEM 1A – RISK FACTORS

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry in Northern Virginia.

We face substantial competition in all phases of our operations from a variety of different competitors.  In particular, there is very strong competition for financial services in Northern Virginia and the greater Washington, D.C. Metropolitan Area in which we conduct a substantial portion of our business.  We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.  Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment.  Many of our competitors are well-established, larger financial institutions and many offer products and services that we do not.  Many have substantially greater resources, name recognition and market presence that benefit them in attracting business.  Some of our competitors are not subject to the same regulation as is imposed on bank holding companies and federally-insured national banks, including credit unions which do not pay federal income tax, and, therefore, have regulatory advantages over us in accessing funding and in providing various services.  While we believe we compete effectively with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, smaller asset base, lack of geographic diversification and inability to spread our marketing costs across a broader market.  If we have to raise interest rates paid on deposits or lower interest rates charged on loans to compete effectively, our net interest margin and income could be negatively affected.  Failure to compete effectively to attract new or to retain existing clients may reduce or limit our net income and our market share and may adversely affect our results of operations, financial condition and growth.

Our profitability depends on interest rates generally, and we may be adversely affected by changes in government monetary policy or by fluctuations in interest rates.

Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds.  Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally.  Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments.

Changes in interest rates, particularly by the Board of Governors of the FRB, which implements national monetary policy in order to mitigate recessionary and inflationary pressures, also affect the value of our loans.  In setting its policy, the FRB may utilize techniques such as: (i) engaging in open market transactions in United States government securities; (ii) setting the discount rate on member bank borrowings; and (iii) determining reserve requirements.  These techniques may have an adverse effect on our deposit levels, net interest margin, loan demand or our business and operations.  In addition, an increase in interest rates could adversely affect borrowers’ ability to pay the principal or interest on existing loans or reduce their desire to borrow more money.  This may lead to an increase in our non-performing assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations.  We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk.  Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may have a material and negative effect on our business, financial condition and results of operations

At December 31, 2009 approximately 53.8% of the loans held for investment were variable rate loans. The majority of these loans are based on the prime rate and will adjust upwards as the prime rate increases.  While the variable rate structure on these loans reduces interest rate risk for the Bank, increases in rates cause the borrower’s required payment to increase which, in turn, may increase the risk of payment default.

~~Our~~Because we make loans primarily to local small and medium sized businesses, our profitability depends significantly on local economic conditions, particularly real estate values, and the success of those businesses.

As a lender, we are exposed to the risk that our loan clients may not repay their loans according to their terms and any collateral securing payment may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs we incur disposing of the collateral.  Although we have collateral for most of our loans, that collateral can fluctuate in value and may not always cover the outstanding balance on the loan.  With most of our loans concentrated in Northern Virginia, a decline in local economic conditions could adversely affect the values of our real estate collateral.  Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

  In addition to assessing the financial strength and cash flow characteristics of each of our borrowers, the Bank often secures loans with real estate collateral.  At December 31, 2009, approximately 84.8% of our Bank’s loans held for investment have real estate as a primary or secondary component of collateral.  The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended.  If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Our business strategy includes the continuation of our growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies that are experiencing growth.  We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets, or that any expansion will not adversely affect our results of operations.  Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy.  Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially affected in an adverse way. Our ability to successfully grow will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth.  While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

~~We~~Although we have made a limited number of acquisitions, we may face a broad range of risks in connection with ~~respect to~~ future acquisitions that could result in those acquisitions not increasing shareholder value.

As a strategy, we have sought to increase the size of our business by pursuing business development opportunities, and we have grown rapidly since our incorporation.  As part of that strategy, we have acquired three mortgage companies and a small equipment leasing company.  We may acquire other financial institutions and mortgage companies, or parts of those entities, in the future.  Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target entity may not be accurate;

•
the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible ownership or economic dilution to our current shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the potential loss of key employees and clients.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek.  There can be no assurance that integration efforts for any future mergers or acquisitions will be successful.  Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. There is no assurance that, following any future merger or acquisition, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

Our allowance for loan losses could become inadequate and reduce our earnings and capital.

We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio.  Management conducts a periodic review and consideration of the loan portfolio to determine the amount of the allowance for loan losses based upon general market conditions, credit quality of the loan portfolio and performance of our clients relative to their financial obligations with us.  The amount of future losses, however, is susceptible to changes in borrowers’ circumstances and economic and other market conditions, including changes in interest rates and collateral values that are beyond our control and these future losses may exceed our current estimates.  Our allowance for loan losses at December 31, 2009 was $9.1 million.  Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or guarantee that our allowance will be adequate in the future.  Excessive loan losses could have a material impact on our financial performance and reduce our earnings and capital.

~~Liquidity~~Our future liquidity needs could exceed our available liquidity sources, which could limit our asset growth and adversely affect our results of operations and financial condition.

We rely on dividends from the Bank as our primary source of funds.  The primary sources of funds of the Bank are client deposits and loan repayments.  While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans.  The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability.  Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions.  Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations.  Such sources include FHLB advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits.  While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand.  We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our earnings.

We operate in a highly regulated industry, and both we and the Bank are subject to extensive regulation and supervision by the FRB, the Comptroller, and the FDIC.  Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices.  We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.  Many of these regulations are intended to protect depositors and the FDIC’s Deposit Insurance Fund rather than our shareholders.

SOX, and the related rules and regulations promulgated by the SEC and NASDAQ that are applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the cost of completing our audit and maintaining our internal controls.  As a result, we may experience greater compliance costs.

The laws and regulations that apply to us could change at any time.  We cannot predict whether or what form of proposed statute or regulation will be adopted or the extent to which such adoption may affect our business.  Regulatory changes may increase our costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products and thus place other entities that are not subject to similar regulation in stronger, more favorable competitive positions, which could adversely affect our growth and our ability to operate profitably.  Failure to comply with existing or new laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have an adverse effect on our business, financial condition and results of operations.

~~Our recent results may not be indicative of our future results.~~

~~Various factors, such as economic conditions, regulatory and legislative considerations and competition, may impede or prohibit our ability to expand our market presence.  Until the economy, loan demand, credit quality and consumer confidence improve, it is unlikely that revenues will increase significantly, and may be reduced.~~

Our hedging strategies ~~may not be successful in managing our~~do not completely eliminate risks associated with interest rates and we may incur losses due to changes in interest rates that are not effectively hedged.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely and we cannot assure you that our hedging strategy and use of derivatives will offset the risks related to changes in interest rates.  When rates change, we expect to record a gain or loss on derivatives that would be offset by an inverse change in the value of loans held for sale and mortgage-related securities. ~~We cannot assure you, however, that our hedging strategy and use of derivatives will offset the risks related to changes in interest rates~~ We utilize a third party consulting firm to manage our hedging activities and we typically hedge 80% of our loan pipeline and 100% of our loans being warehoused.  The derivative financial instruments used to hedge the interest rate risk of our loan pipeline and warehoused loans are forward sales of 15 year and 30 year mortgage backed securities.  The notional amount and fair value of derivatives are disclosed in Note 11 of the financial statements on page 57.

The primary risks related to our hedging activities relates to incorrect assumptions relating to pull through and the amount of the pipeline being hedged.  A hedging policy and hedging management committee are in place to control, monitor and manage risks associated with our hedging activity.  The hedging policy quantifies risk tolerance thresholds that ensure the economic risk taken is not material to our financial condition or operating performance.  See “Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” and “Item 7A - Quantitative and Qualitative Disclosures About Market Risk.”

The profitability of the Mortgage Corporation will be significantly reduced if we are not able to sell mortgages.

Currently, we sell all of the mortgage loans originated by the Mortgage Corporation. We only underwrite mortgages that we reasonably expect will have more than one potential purchaser.  The profitability of our mortgage company depends in large part upon our ability to originate or purchase a high volume of loans and to quickly sell them in the secondary market.  Thus, we are dependent upon (i) the existence of an active secondary market and (ii) our ability to sell loans into that market.

The Mortgage Corporation’s ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae and Freddie Mac and other institutional and non-institutional investors.  These entities account for a substantial portion of the secondary market in residential mortgage loans.  Some of the largest participants in the secondary market, including Fannie Mae and Freddie Mac, are government-sponsored enterprises whose activities are governed by federal law, and while we do not actively participate in their programs, they do have substantial market influence. Any future changes in laws that significantly affect the activity of these government-sponsored enterprises and other institutional and non-institutional investors or any impairment of our ability to participate in such programs could, in turn, adversely affect our operations.

Fannie Mae and Freddie Mac have recently reported substantial losses and a need for substantial amounts of additional capital. Such losses are due to these entities’ business models being tied extensively to the U.S. housing market which is in a severe contraction.  In response to the deteriorating financial condition of Fannie Mae and Freddie Mac from the U.S. housing market contraction, Congress and the U.S. Treasury have undertaken a series of actions to stabilize these entities.  The Federal Housing Finance Agency, or FHFA, was established in July 2008 pursuant to the Regulatory Reform Act in an effort to enhance regulatory oversight over Fannie Mae and Freddie Mac.  FHFA placed Fannie Mae and Freddie Mac into federal conservatorship in September 2008.  Although the federal government has committed capital to Fannie Mae and Freddie Mac, there is no explicit guaranty of the obligations of these entities by the federal government and there can be no assurance that these government credit facilities and other capital infusions will be adequate for the needs of Fannie Mae and Freddie Mac. If the financial support is inadequate, these companies could continue to suffer losses and could fail to offer programs necessary to an active secondary market. If this were to occur, the Mortgage Corporation’s ability to sell mortgage loans readily could be hampered, and the profitability of the Mortgage Corporation could be significantly reduced.

~~The~~
Our earnings may be adversely affected if representations and warranties related to loans sold by the Mortgage Corporation ~~may be subject to claims on mortgage loans previously sold~~are breached and we must pay related claims.

The Mortgage Corporation makes representations and warranties that loans sold to investors meet their program’s guidelines ~~and~~, that the information provided by the borrowers is accurate and complete~~.~~ and that the loan documents are complete and executed by the borrowers. In the event of a default on a loan sold, the investor may make a claim for losses due to ~~document~~ document deficiencies, program compliance, early payment default, and fraud or borrower misrepresentations.  The Mortgage Corporation maintains a reserve in other liabilities for potential losses on mortgage loans sold.  Earnings may be impacted if this reserve is insufficient to cover claims from the investors.  During 2009 the Mortgage Corporation charged $3.2 million against this reserve in settlement of such claims.

~~Our small-~~An economic downturn may adversely affect our operating results and financial condition because our small- to medium-sized business target market may have fewer financial resources to weather ~~a~~an economic downturn ~~in the economy~~.

We target our commercial development and marketing strategy primarily to serve the banking and financial services needs of small- and medium-sized businesses.  These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities.  If general economic conditions negatively impact this economic sector in the markets in which we operate, our results of operations and financial condition may be adversely affected.

We ~~depend on the accuracy and completeness of~~rely on information ~~about~~provided by clients and counterparties and, if this information is not accurate or complete, we may be adversely affected by lending or other business decisions based on faulty information or by liability with respect to mortgages sold by the Mortgage Corporation.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information.  We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors.  For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform with generally accepted accounting principles (“GAAP”) and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer.  Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements or other information that ~~does~~do not comply with GAAP or ~~is~~are materially misleading, and extend credit to a borrower on terms that we would not have made available otherwise.

Additionally, the Mortgage Corporation makes representations and warranties in connection with the sale of mortgage loans that the loans sold to investors meet applicable program guidelines.  If the information provided by borrowers is not accurate or complete, including in circumstances of borrower fraud or misrepresentation, the Mortgage Corporation could be obligated to repurchase the mortgage loan due to a breached representation or warranty.

Negative public opinion could damage our reputation and the strength of our Access National brand and adversely impact our business, client relationships and earnings.

Reputation risk, or the risk to our ~~business~~businesses (including our primary commercial banking business and secondary mortgage lending business), earnings and capital from negative public opinion, is inherent in our business.  Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities.  Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action.  ~~Because virtually~~

Virtually all of our businesses operate under the “Access National” brand~~,~~.  Any actual or alleged conduct by one ~~business can~~of our businesses could result in negative public opinion about our other businesses under the Access National brand.  Because our businesses rely on and leverage the strength of the Access National brand, any negative public opinion that tarnishes our Access National brand may negatively impact our business, client relationships and financial performance.  Although we take steps to minimize our reputation risk in dealing with our clients and communities, ~~this risk will always be present given the nature of our business~~due to the nature of the commercial banking and mortgage lending businesses we will always face some measure of reputational risk.

  ~~We depend on the services of key personnel, and a loss of any of those personnel could disrupt our operations and result in reduced revenues.~~

~~Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel.  Competition for qualified employees is intense.  In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy.  If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition, results of operations and cash flows could be materially adversely affected.~~

~~We may need to invest in new technology to compete effectively, and that could have a negative effect on our operating results and the value of our common stock.~~

~~The market for financial services, including banking services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation and Internet-based banking.  We depend on third-party vendors for portions of our data processing services.  In addition to our ability to finance the purchase of those services and integrate them into our operations, our ability to offer new technology-based services depends on our vendors’ abilities to provide and support those services.  Future advances in technology may require us to incur substantial expenses that adversely affect our operating results, and our limited capital resources may make it impractical or impossible for us to keep pace with competitors possessing greater capital resources.  Our ability to compete successfully in our banking markets may depend on the extent to which we and our vendors are able to offer new technology-based services and on our ability to integrate technological advances into our operations.~~

Our ability to pay dividends is subject to regulatory restrictions, and we may be unable to pay future dividends.

Our ability to pay dividends is subject to regulatory restrictions and the need to maintain sufficient consolidated capital.  Also, our only source of funds with which to pay dividends to our shareholders is dividends we receive from our Bank, and the Bank’s ability to pay dividends to us is limited by its own obligations to maintain sufficient capital and regulatory restrictions.  If these regulatory requirements are not satisfied, we will be unable to pay dividends on our common stock.  We paid our first cash dividends on February 24, 2006. We cannot guarantee that dividends will not be reduced or eliminated in future periods.

Certain provisions under our articles of incorporation and applicable law, in addition to the ownership position of certain shareholders, directors and officers, may make it difficult for others to obtain control of our Corporation even if such a change in control may be favored by some shareholders.

~~In addition to the amount of common stock controlled by our chairman of the board and other principal shareholders, certain~~Certain provisions in our articles of incorporation and applicable Virginia corporate and banking law may have the effect of discouraging a change of control of our company even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares.  The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our Corporation.  These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.

In addition, as of December 31, 2009 our chairman of the board, officers and directors and other principal shareholders collectively beneficially owned approximately 37.12% of the outstanding shares of our common stock.  Our officers and directors collectively beneficially owned approximately 25.36% of our common stock, and two other individual shareholders have declared beneficial ownership of an additional 11.76% of our common stock.  While these individuals cannot directly control the outcome of matters subject to shareholder vote, this concentration of ownership may make it more difficult for other shareholders to effect substantial changes in the corporate governance of our Corporation.  Additionally, this concentration of ownership may have the effect of delaying, preventing or expediting, as the case may be, a change in control of our Corporation.

~~There can be no assurance that~~
If recent government actions ~~will~~do not help stabilize the U.S. financial system, the financial condition of our target markets may suffer, which could adversely affect our business.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, various branches and agencies of the U.S. government have put in place laws, regulations, and programs to address capital and liquidity issues in the banking system. There can be no assurance, however, as to the actual impact that such laws, regulations, and programs will have on the financial markets. ~~The failure of~~

Among many other contributing factors, the current recession was triggered by instability of financial institutions and large measures of volatility and fear in the financial markets.  This financial instability has led to an economic downturn which, in turn, has harmed the financial condition and performance of our small- to medium-sized business target market. If such laws, regulations, and programs fail to help stabilize the financial markets, or ~~a continuation of~~ recent financial market conditions continue to deteriorate, the financial condition of our small- to medium-sized business target market would continue to suffer and could materially and adversely affect our business, financial condition, results of operations, ~~access to credit or~~and the trading price of our common stock.

~~The soundness of other financial institutions~~We have substantial counterparty risk due to our transactions with financial institution counterparties and the soundness of such counterparties could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers, dealers, commercial banks, investment banks, and government sponsored enterprises. Many of these transactions expose us to credit risk in the event of default of our counterparty. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or other obligation due us. There is no assurance that any such losses would not materially and adversely affect our financial condition and results of operations.

Current market developments ~~may~~, including declining real estate values and rising default rates, may continue to adversely affect our industry, business, and results of operations.

Dramatic declines in the housing market during ~~the prior year,~~2008 and 2009, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets, and reduced business activity could materially and adversely, directly or indirectly, affect our business, financial condition and results of operations.

The economic conditions have affected and could continue to adversely affect our revenues, earnings and financial condition.  Property values in our market area have declined over the past two years, reducing the value of collateral securing both commercial and residential loans. In addition, the economic conditions have led to an increased number of loan defaults and foreclosures and, as a result and indicative of a general decline in credit quality, the provision for loan losses and loan charge-offs have increased and has negatively impacted our financial results.  After totaling only $232 thousand in 2006, our provision for loan losses charged to expense amounted to $2.6 million in 2007, $5.4 million in 2008 and $6.1 million in 2009.  Following zero loan charge-offs in 2005 or 2006, we recognized $580 thousand in charge-offs in 2007, $5.6 million in 2008 and $5.3 million in 2009.

Appendix B

Stock Performance

The following graph compares the Corporation’s cumulative total shareholder return on its common stock for the five year period ended December 31, 2009 with the cumulative return of a broad equity market index, the Standard & Poor’s 500 Index (“S&P 500 Index”) and a peer group constructed by the Corporation (the “Peer Group”).   This presentation assumes $100 was invested in shares of the Corporation and each of the indices on December 31, 2004, and that dividends, if any, were immediately reinvested in additional shares.   The graph plots the value of the initial $100 investment at one-year intervals from December 31, 2004 through December 31, 2009.

The Peer Group consists of five companies that, in the opinion of management, are similar to the Corporation in ways relevant to a comparison of stock performance.  Specifically, each company in the Peer Group provides commercial banking services in the Mid-Atlantic Region, has existed for a reasonably similar time period as has the Corporation, and is considered by our management to be in an expansion mode  In calculating the relative index, the stock values of the Peer Group are re-balanced at the beginning of each year by the weighted market capitalization.

The Peer Group consists of:				Total
		Trading		Assets
Company, Headquarters	Exchange	Symbol	Established	12/31/09

Cardinal Financial Corporation	NASDAQ-GS	CFNL	1997	$1,976,185
Fairfax, Virginia

Eagle Bancorp, Inc.	NASDAQ-CM	EGBN	1997	$1,805,504
Bethesda, Maryland

TowneBank	NASDAQ-GS	TOWN	1999	$3,606,451
Portsmouth, Virginia

Valley Financial Corporation	NASDAQ-CM	VYFC	1994	$713,725
Roanoke, Virginia

Virginia National Bank	OTC-BB	VABK	1998	$441,294
Charlottesville, Virginia

	Period Ending
Index	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Access National Corporation	100.00	201.56	135.48	86.04	68.67	85.17
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Peer Group Index*	100.00	102.58	103.35	85.49	88.97	70.18

*Access National Corporation's peer group consists of the following: Cardinal Financial Corporation (CFNL), Eagle Bancorp, Inc. (EGBN), Towne Bank (TOWN), Valley Financial Corporation (VYFC), Virginia National Bank (VABK)